As filed with  the Securities and Exchange Commission on June 15, 2007
                                                     Registration No. 333-139102

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                    PRE-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                   FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   -----------

                       Sterlite Industries (India) Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                   -----------

                                      [N/A]
                   (Translation of issuer's name into English)

                                   -----------

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                   -----------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   -----------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                   Copies to:

        Michael W. Sturrock, Esq.                   Herman H. Raspe, Esq.
        Anthony J. Richmond, Esq.             Patterson Belknap Webb & Tyler LLP
          Latham & Watkins LLP                   1133 Avenue of the Americas
   80 Raffles Place, #14-20 UOB Plaza 2            New York, New York 10036
           Singapore 048624

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                          ----------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                                        Proposed Maximum       Proposed Maximum         Amount of
    Title of Each Class of                          Amount to be         Aggregate Price           Aggregate          Registration
 Securities to be Registered                         Registered             Per Unit*          Offering Price**            Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) equity share of
Sterlite Industries (India) Limited                 N/A                       N/A                  N/A                     N/A
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Pre-Effective Amendment No. 2 to the Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:
       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (10).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Form of Deposit Agreement, by and among Sterlite Industries (India) Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

(e)   Certificate under Rule 466. -- None.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages to the Registration Statement on Form F-6 (File No. 333-139102 previously filed with the Commission on December 4, 2006).

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Sterlite Industries (India) Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of June, 2007.

                                    Legal entity created by the Deposit
                                    Agreement under which the American
                                    Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) equity share, par value Rs. 2 per equity share, of Sterlite Industries (India) Limited.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Paul Martin
                                        ----------------------------------------
                                        Name: Paul Martin
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Sterlite Industries (India) Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mumbai, India, on June 15, 2007.

                                             Sterlite Industries (India) Limited


                                             By: /s/ Dindayal Jalan
                                                 -------------------------------
                                                 Name: Dindayal Jalan
                                                 Title: Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 15, 2007.

          Signature                                  Title
          ---------                                  -----


              *                            Executive Vice-Chairman
------------------------------             (principal executive officer)
Navin Agarwal


              *                            Chief Financial Officer
------------------------------             (principal financing officer and
Dindayal Jalan                             principal accounting officer)


              *                            Managing Director and
------------------------------             Chief Executive Officer
Kuldip Kumar Kaura


              *                            Non-Executive Chairman
------------------------------
Anil Agarwal


              *                            Whole Time Director
------------------------------
Tarun Jain


              *                            Non-Executive Director
------------------------------
Dwarka Prasad Agarwal


              *                            Non-Executive Director
------------------------------
Berjis Minoo Desai


              *                            Non-Executive Director
------------------------------
Gautam Bhailal Doshi


              *                            Non-Executive Director
------------------------------
Sandeep H. Junnarkar


              *                            Non-Executive Director
------------------------------
Ishwarlal Patwari

          Signature                                  Title
          ---------                                  -----


/s/ Donald J. Puglisi                      Authorized Representative in the U.S.
------------------------------
Donald J. Puglisi
Managing Director
Puglisi & Associates


* signed by /s/ Dindayal Jalan as an attorney-in-fact.

                                Index to Exhibits

                                                                   Sequentially
Exhibit         Document                                           Numbered Page
-------         --------                                           -------------
(a)             Form of Deposit Agreement

(d)             Opinion of counsel to the Depositary